Exhibit 3.2

AMENDMENT TO

ARTICLES OF INCORPORATION

OF

First New York Investments, Inc.

THE UNDERSIGNED, being the sole director of First New York Investments, Inc., does hereby amend the Articles of incorporation of the Company as follows:

ARTICLE I

NAME

The name of this corporation shall be Computer Access International, Inc.

I hereby certify that the following was adopted by a majority vote of the shareholders and directors of the corporation on November 14, 1996 and that the number of votes cast was sufficient for approval.

IN WITNESS WHEREOF, I have hereunto subscribed to and executed this Amendment to Articles of Incorporation this on November 14, 1996.

/s/ Nancy Schwartz
Nancy Schwartz, President and Sole Director

The foregoing instrument was acknowledged before me on November 14, 1995, by Nancy Schwartz, who is personally known to me, or who has produced___________as identification.

[NOTARY SEAL]
My commission expires;